GALIANO GOLD PROVIDES NOTICE OF THIRD QUARTER 2026 RESULTS

Vancouver, British Columbia, October 13, 2026 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to announce it will release its third quarter ("Q3") 2026 financial and operational results after market close on November 5, 2026.

The Company will host a conference call and webcast to review and discuss the Q3 results on Friday, November 6, 2026, at 10:30 a.m. Eastern Time (7:30 a.m. Pacific Time).

Conference Call Details
Date:	November 6, 2026
Time:	10:30am ET (7:30am PT)
Dial In:	1-647-932-3411
Toll-Free:	1-800-715-9871
Conference ID:	9798035
Webcast:	https://www.gowebcasting.com/15027

The webcast can also be accessed through the Investor Relations - Events section of Galiano's website at www.galianogold.com. A replay of the webcast will be available on the Company's website following the conclusion of the conference call.

About Galiano Gold Inc.

Galiano is a gold producer focused on creating long-term value for its stakeholders through responsible production, development and exploration, underpinned by disciplined allocation of its financial resources. The Company's principal asset is the Asanko Gold Mine, located in Ghana, West Africa. Galiano is committed to safe and responsible mining, the highest standards of environmental management and social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Kathy Li

Vice President, Investor Relations

Toll-Free (N. America): 1-855-246-7341

Email: info@galianogold.com